QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

EQUITY RESIDENTIAL
Consolidated Historical
Computation of Ratio of Earnings to Combined Fixed Charges

	Historical
	9/30/02	9/30/01	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97
	(Amounts in thousands)
Income before allocation to Minority Interests, income (loss) from investments in unconsolidated entities, net gain (loss) on sales of unconsolidated entities, discontinued operations, extraordinary items and cumulative effect of change in accounting principle	$258,303	$304,767	$356,424	$395,937	$326,483	$251,927	$176,014
Interest and other financing costs	255,693	267,572	355,250	366,622	330,548	246,585	121,324
Amortization of deferred financing costs	4,344	4,328	5,841	5,473	4,084	2,757	2,523
Income (loss) from investments in unconsolidated entities	(1,746)	1,885	3,772	2,309	3,850	3,105	—

Earnings before combined fixed charges and preferred distributions	516,594	578,552	721,287	770,341	664,965	504,374	299,861
Preferred distributions	72,969	81,759	106,119	111,941	113,196	92,917	59,012

Earnings before combined fixed charges	$443,625	$496,793	$615,168	$658,400	$551,769	$411,457	$240,849

Interest and other financing costs	$255,693	$267,572	$355,250	$366,622	$330,548	$246,585	$121,324
Amortization of deferred financing costs	4,344	4,328	5,841	5,473	4,084	2,757	2,523
Interest capitalized for real estate and unconsolidated entities under development	19,444	21,032	28,174	17,650	8,134	1,620	—

Total combined fixed charges	279,481	292,932	389,265	389,745	342,766	250,962	123,847
Preferred distributions	72,969	81,759	106,119	111,941	113,196	92,917	59,012

Total combined fixed charges and preferred distributions	$352,450	$374,691	$495,384	$501,686	$455,962	$343,879	$182,859

Ratio of earnings before combined fixed charges to total combined fixed charges	1.59	1.70	1.58	1.69	1.61	1.64	1.94

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.47	1.54	1.46	1.54	1.46	1.47	1.64

QuickLinks

  Exhibit 12